SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: May 14, 2025

List of Materials

Documents attached hereto:

Update Regarding Partial Spin-off of Financial Services Business (Determination of Plan regarding Dividends in Kind of Subsidiary Shares and Transfer of Subsidiary)

May 14, 2025

Sony Group Corporation

Update Regarding Partial Spin-off of Financial Services Business

(Determination of Plan regarding Dividends in Kind of Subsidiary Shares and Transfer of Subsidiary)

As disclosed in the announcement entitled “Sony Announces Commencement of Preparations for Partial Spin-off of Financial Services Business following Receipt of Approval of Corporate Restructuring Plan based on Act on Strengthening Industrial Competitiveness” on February 14, 2024, Sony Group Corporation (“Sony”) has been proceeding with concrete preparations for a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business. Today, at a meeting of Sony’s Board of Directors (the “Board”), Sony decided to submit a resolution for the execution of the Spin-off to the Board in early September 2025. Sony’s plan for the Spin-off as of today is as follows.

For details of the Spin-off, please also refer to the “Explanatory Material for the Partial Spin-off of the Financial Services Business” and “Q&A for the Partial Spin-off of the Financial Services Business” disclosed today.

Explanatory Material for the Partial Spin-off of the Financial Services Business: https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/presentation_E.pdf
Q&A for the Partial Spin-off of the Financial Services Business: https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/qa_E.pdf

1.	Overview of the Spin-off

In the Spin-off, Sony plans to distribute slightly more than 80% of the shares of common stock of SFGI (“SFGI share(s)”) to Sony’s shareholders through dividends in kind at the rate of one SFGI share to one share of common stock of Sony (“Sony share(s)”). In addition, the execution of the Spin-off is based on the premise of the listing of SFGI shares on the Prime Market of the Tokyo Stock Exchange (“TSE”). SFGI submitted a preliminary application for the initial listing to the TSE on May 8, 2025, and plans to submit the final application for the initial listing to the TSE prior to the execution of the Spin-off. SFGI plans to apply for this initial listing through the direct listing method, a method in which a Japanese domestic company not listed on any financial instruments exchange in Japan lists its shares without a primary or secondary offering prior to listing.

For holders of American Depositary Receipts (“ADRs”) of Sony shares (“Sony ADRs”), Sony understands from JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary for Sony ADRs, that as a result of the Spin-off, an unsponsored ADR program is to be newly established by JPMorgan, under which unsponsored ADRs of SFGI shares (“SFGI ADRs”) are expected to be distributed to holders of Sony ADRs.

On February 13, 2024, Sony obtained approval regarding its Corporate Restructuring Plan for the Spin-off based on the Act on Strengthening Industrial Competitiveness of Japan (the “Act”). Based on the Act, Sony plans to execute the Spin-off, specifically the distribution of dividends in kind, in October 2025 by a resolution of the Board in early September 2025. After the execution of the Spin-off, Sony plans to hold slightly less than 20% of SFGI shares and expects that SFGI will become an affiliate of Sony accounted for using the equity method.

The execution of the Spin-off is subject to approval from the TSE for the listing of SFGI shares, as well as approvals, certifications and/or permissions by other relevant authorities.

2.	Treatment for shareholders who hold Sony shares
(1)	Overview of dividends in kind

Upon execution of the Spin-off, Sony plans to distribute dividends in kind to shareholders appearing in Sony’s register of shareholders as of the record date, September 30, 2025, at the rate of one SFGI share to one Sony share held by each shareholder. Sony expects the last trading date with rights for dividends in kind to be September 26, 2025 and the ex-dividend date to be September 29, 2025, with Sony’s shareholders receiving distribution of SFGI shares on October 1, 2025. However, in response to “Revisions to the Initial Listing Day in the Case of Spin-Offs” issued by the TSE (the “Revisions”), the listing date for SFGI shares is expected to be September 29, 2025, the ex-dividend date of Sony shares, and SFGI shares are expected to be tradable on the TSE on and after such listing date, prior to the above-mentioned distribution on October 1, 2025.

For details of the Revisions, please also refer to the TSE’s website.

https://www.jpx.co.jp/english/rules-participants/public-comment/detail/d1/20250130-01.html

(2)	Share price formation of SFGI shares on the listing date

The initial price of SFGI shares on the listing date will be determined according to the actual supply and demand from investors for SFGI shares, within a range that incorporates the regular renewal price interval applied to the upper and lower price limits of the matching mechanism. The price limits of the matching mechanism will be defined based on the first center price on the trading board on the listing date. Because SFGI shares will be listed through the direct listing method in the Spin-off, the first center price on the trading board will be determined by the TSE based on the reference price to be submitted by Nomura Securities Co., Ltd., as the listing sponsor.

(3)	Expected schedule for dividends in kind
Date	Description
Early September 2025	Resolution of the Board for the distribution of dividends in kind
Friday, September 26, 2025	Last trading date with dividend rights of Sony shares
Monday, September 29, 2025	Ex-dividend date of Sony shares Scheduled listing date of SFGI shares on the TSE (Date from which SFGI shares subject to distribution will become tradable on the TSE)
Tuesday, September 30, 2025	Record date of dividends in kind
Wednesday, October 1, 2025	Effective date / distribution date of dividends in kind

(4)	Tax treatment related to the distribution of dividends in kind
(i)	Taxation in Japan

In the Spin-off, Sony will not be subject to capital gains tax on dividends in kind of SFGI shares, and Sony’s shareholders who will receive SFGI shares will not be subject to taxation on such dividends, for Japanese tax purposes.

(ii)	Tax treatment of the acquisition cost in Japan

The acquisition cost per share for SFGI and Sony shares applicable to shareholders for Japanese tax purposes immediately after the Spin-off will be the amounts calculated by the following formulas using the proportion of distributed assets. As of today, the estimated proportion of distributed assets is expected to be approximately “0.20,” but will be announced again once it is determined.

•	Acquisition cost per SFGI share immediately after the Spin-off (X) = acquisition cost per Sony share immediately before the Spin-off (Y) × proportion of distributed assets
•	Acquisition cost per Sony share immediately after the Spin-off (Z) = (Y) – (X)

*	For corporate shareholders, the calculation can be made by replacing “acquisition cost” with “book value (for tax purposes).”

Please note that the above-mentioned acquisition cost for tax purposes does not represent any actual trading price or stock value of either SFGI shares or Sony shares.

(iii)	Tax treatment for U.S. federal income tax purposes related to the distribution of dividends in kind

The Spin-off is expected to be treated for U.S. federal income tax purposes as a taxable dividend to Sony’s shareholders who are U.S. citizens or residents, U.S. corporations, or otherwise are subject to U.S. federal income tax on a net income basis in respect of the Sony shares, in an amount equal to the fair market value of SFGI shares they receive.

*	The above-mentioned tax treatments do not exhaustively explain the tax treatment of the Spin-off, specifically the distribution of dividends in kind, or tax procedures required to be taken by shareholders, and do not purport to describe the tax treatment of the distribution of dividends in kind in any jurisdictions other than Japan and the U.S. For details of the tax treatment in each jurisdiction including Japan and the U.S., please consult tax specialists.

3.	Treatment for holders of Sony ADRs
(1)	Overview of SFGI ADRs to be distributed as a result of the Spin-off

For holders of Sony ADRs as of the distribution record date for Sony ADRs, as determined by JPMorgan, Sony understands from JPMorgan, the depositary for Sony ADRs, that the SFGI shares that JPMorgan will receive as a result of the Spin-off are expected to be distributed in the form of SFGI ADRs to holders of Sony ADRs under the SFGI ADR program which is to be newly established by JPMorgan. JPMorgan plans to provide holders of Sony ADRs (as of the distribution record date for Sony ADRs) with detailed information in English, including the distribution schedule, applicable fees, the distribution rate, and other terms related to the distribution of SFGI ADRs.

*	SFGI ADRs will be issued under an unsponsored ADR program to be established and administered by JPMorgan and other possible future depositaries independently, without any involvement from Sony or SFGI. Because SFGI ADRs are not expected to be listed on the New York Stock Exchange or other U.S. securities exchanges, SFGI ADRs will be tradable only on the over-the-counter (“OTC”) market in the U.S.

(2)	Expected distribution schedule for SFGI ADRs (Eastern Standard Time)
Date	Description
Monday, September 29, 2025	Distribution record date for Sony ADRs
Monday, October 6, 2025	Distribution date for SFGI ADRs to the U.S. Depository Trust Company (“DTC”) by JPMorgan
Tuesday, October 7, 2025	First date of trading for SFGI ADRs on the OTC market First date of acceptance for issuance and cancellation of SFGI ADRs
*	The exact schedule will be determined by JPMorgan in consultation with the DTC.

(3)	Tax treatment for U.S. federal income tax purposes related to the distribution of SFGI ADRs

The Spin-off is expected to be treated for U.S. federal income tax purposes as a taxable dividend to holders of Sony ADRs who are U.S. citizens or residents, U.S. corporations, or otherwise are subject to U.S. federal income tax on a net income basis in respect of the Sony ADRs, in an amount equal to the fair market value of SFGI ADRs they receive. For details of the tax treatment for the distribution of SFGI ADRs in each jurisdiction including the U.S., please consult tax specialists.

4.	Outlook
(1)	Impact on Sony’s consolidated results

The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time*. After the execution of the Spin-off, it is expected that Sony will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method.

*	In connection with the Spin-off, Sony plans to primarily apply the following accounting treatments in its consolidated financial statements based on IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

•	As a result of the resolution of the Board today on the plan for the execution of the Spin-off, the Financial Services business will be classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” from the first quarter of the fiscal year ending March 31, 2026. As a result, in the consolidated statements of income, consolidated statements of comprehensive income and consolidated statements of cash flows, revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, will be separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the consolidated statements of financial position, assets and liabilities of the Financial Services business will be classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group will also be classified as held for distribution to owners. The disposal group classified as held for distribution to owners will be valued at the lower of its carrying amount, or its fair value less the incremental costs directly attributable to the distribution of the disposal group excluding finance costs and income tax expense. If the fair value after deducting such incremental costs is less than the carrying amount, the difference will be recorded as a loss within net income or loss from discontinued operations.

•	Upon the resolution of the Board for the distribution of dividends in kind, in accordance with IFRIC® Interpretation 17 “Distributions of Non-cash Assets to Owners,” Sony will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind and record such reduction in equity as a liability.

•	Upon the execution of the Spin-off, Sony will account for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.” In addition to the derecognition of assets and liabilities of the Financial Services business which had been classified as the disposal group, such deconsolidation mainly includes the following treatments: (1) reducing the amount of the liability corresponding to the fair value of the SFGI shares to be distributed as dividends in kind, and recording the difference between the fair value of such SFGI shares and the carrying amount of the portion of the disposal group corresponding to the equity interest in SFGI to be distributed as dividends in kind in net income or loss from discontinued operations; (2) reclassifying the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation, which is mainly related to debt instruments and insurance contract liabilities, to net income or loss from discontinued operations (for reference, the total accumulated other comprehensive income recorded in the Financial Services business as of the end of March 2025 was a loss of approximately 1.4 trillion yen. This accounting treatment is a reclassification between items within equity and does not affect the amount of total equity in the consolidated statements of financial position.); and (3) remeasuring the SFGI shares that Sony retains after the Spin-off at fair value, and recording any difference between the carrying amount of the disposal group corresponding to the equity interest in SFGI which Sony retains and such fair value in net income or loss from discontinued operations. Please refer to the “Consolidated Financial Summary for the Fiscal Year Ended March 31, 2025” disclosed today for Sony’s consolidated financial statements as well as the condensed consolidated financial statements of the Financial Services segment, and all other segments excluding Financial Services, for the fiscal year ended March 31, 2025.

(2)	Repurchase of shares of common stock by SFGI

SFGI plans to repurchase its own shares amounting to approximately 100 billion yen over a period from its listing until the end of March 2027, in order to mitigate the impact of the Spin-off on the supply and demand of SFGI shares after its listing and to improve capital efficiency at SFGI after its listing. The establishment of a facility for each repurchase of SFGI shares is expected to be resolved by SFGI’s Board of Directors in the future.

Because the total number of outstanding SFGI shares (excluding the number of treasury stock) is expected to decrease if this repurchase of shares is carried out, Sony’s equity interest in SFGI would be expected to increase. However, at this time, Sony’s equity interest in SFGI would still be expected to be slightly less than 20% as of the completion of the repurchase.

Depending on investment opportunities, market environment and other factors, it is possible that no share repurchase, or a share repurchase of only a portion of the above, will be carried out.

5.	Overview of the subsidiary to be transferred (SFGI) as a result of the Spin-off
(1) Company name	Sony Financial Group Inc.
(2) Location	1-9-2, Otemachi, Chiyoda-ku, Tokyo, Japan
(3) Name and title of representative	Toshihide Endo President and CEO, Representative Corporate Executive Officer
(4) Business activities

Operation and management of a life insurance company, a non-life insurance company, a bank or other companies which SFGI owns as its subsidiaries under the Insurance Business Act of Japan and the Banking Act of Japan;

other businesses that can be performed by insurance holding companies and bank holding companies under the Insurance Business Act of Japan and the Banking Act of Japan; and

any other businesses incidental or related to the foregoing.

(5) Capital stock	20,029 million yen
(6) Date of establishment	April 1, 2004
(7) Major shareholders and equity interest	Sony Group Corporation 100%
(8) Relationship between Sony and SFGI	Capital relationship	SFGI is a wholly-owned subsidiary of Sony.
	Personnel relationship	SFGI’s Board of Directors is composed of nine members, including outside directors, of which one director (Hirotoshi Korenaga) is also Senior Vice President of Sony as of today. SFGI also accepts employees seconded from Sony.
	Business relationship	During the fiscal year ended March 31, 2025, Sony had business relationships with SFGI and its subsidiaries based on trade name and trademark license agreements and building lease agreements. (Note 1)
	Status as related party	As a parent company that directly holds SFGI shares, Sony is a related party of SFGI.

(9) Consolidated results of operations and consolidated financial position of SFGI for the last three fiscal years (Note 2)
	Fiscal year ended	March 31, 2022	March 31, 2023	March 31, 2024
	Net assets (Yen in millions)	649,086	644,955	594,008
	Total assets (Yen in millions)	19,032,939	20,019,761	22,083,761
	Net assets per share (Yen)	1,483.80	1,473.45	1,365.22
	Ordinary revenues (Yen in millions)	2,190,092	2,137,696	3,450,300
	Ordinary profit (Yen in millions)	79,886	122,370	54,358
	Profit attributable to owners of the parent (Yen in millions)	41,638	118,525	41,176
	Net income per share (Yen)	95.70	272.41	94.64
	Dividend per share (Yen)	95.00	115.00	-
(Note)	1.	The business relationship based on trade name and trademark license agreements between Sony and SFGI and its subsidiaries is planned to continue after the execution of the Spin-off, in principle, as long as Sony continues to hold SFGI shares.
	2.	SFGI’s consolidated results are based on a Japanese statutory basis and differ from the Financial Services segment results that Sony discloses in accordance with IFRS Accounting Standards.

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has decided on a plan for the execution of a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements

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